FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F [x] Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes [ ] No [x]

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

Contact: Lynn Martenstein (305) 539-6570
Michael Sheehan (305) 539-6572

For Immediate Release

CELEBRITY CRUISES CANCELS ONE MEDITERRANEAN CRUISE

MIAMI — July 16, 2003 — Celebrity Cruises is canceling its July 22 cruise on Millennium to replace a thrust-bearing unit in the ship’s port propulsion system. The ship must enter drydock to replace the bearing. The cancelled cruise is an 11-night voyage from Barcelona to Venice. The ship is expected to resume service August 2.

     “Unfortunately, the thrust-bearing unit in our port propulsion system is showing premature wear,” said Jack Williams, president and chief operating officer of Celebrity Cruises. “I know this will upset our guests and I am truly sorry we must cancel their cruise. Regrettably, it is important we replace this unit as soon as possible. We will work closely with our travel agency partners to provide our guests with the best possible alternative plans.”

     Guests booked on the July 22 sailing will receive a full refund for their cruise, plus a free future Celebrity cruise of up to 12 nights, departing on or before December 15, 2004, excluding holiday sailings. Guests’ travel agents will receive their full commission for the July 22 cruise, plus a $50 rebooking fee, per stateroom, when their clients reschedule their cruise.

     Celebrity has established a special Help Desk to assist guests and travel agents with reaccommodations. The Help Desk number is 1-877-200-2897.

     The canceled cruise is expected to have a negative impact on Royal Caribbean Cruises Ltd.’s third-quarter earnings of $.04 to $.05 per share.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant)

Date: July 16, 2003	By: /s/ BONNIE S. BIUMI

Bonnie S. Biumi Senior Vice President and Treasurer

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